FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 4

Businesses outlined for disposal

Appendix 4
Businesses outlined for disposal

Businesses outlined for divestment
To comply with EC State Aid requirements RBS has agreed a series of restructuring measures to be implemented over a four year period.  This will supplement the measures in the Strategic Plan already announced by RBS. This comprises divesting fully RBS Insurance, Global Merchant Services and RBS Sempra Commodities. Further, the Group is to divest the RBS branch based business in England & Wales and the NatWest branch network in Scotland, along with the Direct SME customers across the UK.  This will reduce RBS market share by 2% of the UK retail market, 5% in the SME market and 5% of the mid-corporate market.

Income statement dimensions
The table below shows the estimated associated Total Income and Operating Profit of the businesses currently identified for disposal.

	Total income		Operating profit before impairments		Operating profit
Businesses outlined for disposal	6 months ended 30 June 2009	Year ended 31 December 2008	6 months ended 30 June 2009	Year ended 31 December 2008	6 months ended 30 June 2009	Year ended 31 December 2008

	£m	£m	£m	£m	£m	£m
RBS Insurance (1)	2,165	4,430	223	626	217	584
Global Merchant Services (2)	264	552	121	286	121	276
RBS Sempra Commodities (3)	454	765	62	212	62	209
Total	2,883	5,747	406	1,124	400	1,069

Appendix 4 Businesses outlined for disposal

Balance sheet dimensions
The table below shows the estimated associated risk weighted assets, total assets and estimated capital of the businesses currently identified for disposal.

	RWAs		Total Assets		Estimated Capital
Businesses outlined for disposal	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008

£bn	£bn	£bn	£bn	£bn	£bn	£bn
RBS Insurance (1) (4)	n/m	n/m	11.5	10.8	4.2	3.8
Global Merchant Services	1.5	1.5	0.6	0.8	-	-
RBS Sempra Commodities	10.2	10.7	14.7	17.8	-	-
Total	11.7	12.2	26.8	29.4

The table below shows estimated forecast risk weighted assets, total assets, loans and deposits as at 31 December 2009 in respect of the UK Retail Markets and UK Corporate businesses identified for reduction. It is estimated that the income of these businesses for the six months ended 30 June 2009 was approximately £400 million and that, broadly, they broke even during the period.

31 December 2009	RWAs	Total Assets	Loans	Deposits

UK Retail Markets and UK Corporate Businesses outlined for reduction (£'bn) (2)	18.0	20.0	20.0	19.0

Notes:
(1)	As reported in the Interim Results for the half year ended 30 June 2009 and excluding non-core business.
(2)	The figures are estimates.
(3)
Sempra Commodities was acquired in April 2008 and the 2008 income statement data are from the date of acquisition.  The figures shown, other than total income, are net of the minority interest attributable to Sempra for the six months ended 30 June 2009 and the twelve months ended 31 December 2008.  The operating profit before minority interest of the business was £206 million and £373 million respectively for the periods shown.

(4)	Estimated Capital includes approximately £1.0 billion of goodwill.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat